

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Kathi Niffenegger
Chief Financial Officer
Stellar Biotechnologies, Inc.
332 E. Scott Street
Port Hueneme, California 93041

  Re: Stellar Biotechnologies, Inc.
    Registration Statement on Form S-1
    Filed June 6, 2018
    File No. 333-225450

Dear Ms. Niffenegger:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Paik at 202-551-6553 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Barbara A. Jones - Greenberg Traurig, LLP